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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                                (Amendment No. 1)
                             TENDER OFFER STATEMENT
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934



                                ----------------
                           Signature Brands USA, Inc.

                            (Name of Subject Company)

                             Java Acquisition Corp.
                               Sunbeam Corporation
                                    (Bidders)
                                ----------------
                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                ----------------
                                   82667N 10 1
                      (CUSIP Number of Class of Securities)
                                ----------------
                              David C. Fannin, Esq.
                               Sunbeam Corporation
                           1615 South Congress Avenue
                                    Suite 200
                           Delray Beach, Florida 33445
                            Telephone: (561) 243-2100
                            Facsimile: (561) 243-2100
           (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                              Blaine V. Fogg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue, Suite 46-80
                            New York, New York 10022
                            Telephone: (212) 735-3000
                            Facsimile: (212) 735-2000
                            CALCULATION OF FILING FEE
                       Transaction Valuation* $93,932,966.


                          Amount of Filing Fee $18,787

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*  Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 11,385,814 shares of common stock, $.01 par value (the "Shares"), of Signature Brands USA, Inc., at a price of $8.25 per Share in cash. Such number of Shares represents the 9,186,761 Shares outstanding as of March 5, 1998 and assumes the issuance prior to the consummation of the Offer of 2,199,053 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x/] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 18,787
Form or Registration No.: Schedule 14D-1
Filing Party: Sunbeam Corporation and Java Acquisition Corp.
Date Filed: March 6, 1998

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         This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1
amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on March 6, 1998 (the "Schedule 14D-1") by Java Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned indirect subsidiary of Sunbeam Corporation, a Delaware corporation ("Parent"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Signature Brands USA, Inc., a Delaware corporation (the "Company"), at $8.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1998 (the "Offer to Purchase") a copy of which was filed as Exhibit (a)(1) to the Schedule 14D-1, as supplemented by the supplement thereto dated March 26, 1998 (the "Supplement") and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(2) to the
Schedule 14D-1(which together, with any amendments and supplements thereto, constitute the "Offer").


Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.

ITEM 4. Source and Amount of Funds or Other Consideration.

   (a)-(b) Item 4 is hereby amended and supplemented by reference to Section 10 of the Supplement, which Section is incorporated herein by reference.

ITEM 10.      Additional Information.

   Item 10(c) is hereby amended and supplemented by reference to Section 15 of the Supplement, which Section is incorporated herein by reference.

ITEM 11. Materials to be Filed as Exhibits.

   Item 11 is hereby amended to add the following exhibits:

     (a)(9)     First Supplement to the Offer to Purchase dated March 26, 1998.

     (a)(10)    Press Release of Parent dated March 25, 1998.

     (a)(11)    Press Release of Parent dated March 26, 1998.

     (b)(1) Commitment letter among a group of financial institutions, including Morgan Stanley Senior Funds, Inc., provided to Parent on March 24, 1998.



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                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 1998

                                      JAVA ACQUISITION CORP.

                                      By:     /s/ David C. Fannin
                                      --      ---------------------
                                      Name:   David C. Fannin
                                      Title:  Executive Vice President and
                                              General Counsel

                                      SUNBEAM CORPORATION

                                      By:     /s/ David C. Fannin
                                      --      ----------------------
                                      Name:   David C. Fannin
                                      Title:  Executive Vice President and
                                              General Counsel



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                                INDEX TO EXHIBITS

   Exhibit

    Number     Exhibit
    ------     -------
   *(a)(1)     Offer to Purchase dated March 6, 1998.
   *(a)(2)     Letter of Transmittal.
   *(a)(3)     Notice of Guaranteed Delivery.
   *(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
   *(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
   *(a)(6)     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
   *(a)(7)     Press Release of Parent dated March 2, 1998.
   *(a)(8)     Press Release of Parent dated March 9, 1998.
    (a)(9)     First Supplement to the Offer to Purchase dated March 6, 1998.
   (a)(10)     Press Release of Parent dated March 25, 1998.
   (a)(11)     Press Release of Parent dated March 26, 1998.
    (b)(1)     Commitment Letter among a group of financial institutions, including Morgan Stanley Senior Funds, Inc., provided to Parent on March 24, 1998.
   *(c)(1)     Agreement and Plan of Merger, dated as of February 28, 1998, by and among Parent, Purchaser and the Company.
   *(c)(2)     Stock Purchase Agreement, dated as of February 28, 1998, by and among Parent, Purchaser and the Major Sellers.
   *(c)(3)     Confidentiality Agreement, dated as of February 17, 1998, by and between Parent and the Company.

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* Previously filed.



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